UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

SEC FILE NUMBER 001-34198

CUSIP NUMBER 8676EP 10 8

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: December 30, 2017

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SunOpta Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2233 Argentia Drive, Suite 401
Address of Principal Executive Office (Street and Number)

Mississauga, Ontario L5N 2X7, Canada
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The independent public accountants (the "Auditors") engaged to audit the financial statements required to be filed with the Annual Report on Form 10-K (the "Annual Report") of SunOpta Inc. (the "Company") were unable to release to the Company their audit opinion in sufficient time to allow the Company to meet its filing deadline on the due date for the Annual Report. As a result, the Company could not complete the filing before the applicable filing deadline, and the delay could not be eliminated by the Company without unreasonable effort or expense. The Company filed the Annual Report for the year ended December 30, 2017 shortly after the Edgar filing deadline on the required due date, which was within the 15-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. The statement of the Auditors required by Rule 12b-25(c) is attached as Exhibit 99.1 to this notification of late filing.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert McKeracher	905	821-9669
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year covered by the Annual Report, the Company reported a loss from continuing operations of $135.3 million, or $1.66 per common share, compared to a loss from continuing operations of $50.6 million or $0.61 per common share during the fiscal year ended December 31, 2016.

SunOpta Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2018	By:	/s/ Robert McKeracher
Robert McKeracher
	Title:	Vice President and Chief Financial Officer